UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

As previously disclosed, on December 29, 2022, PricewaterhouseCoopers (Dubai branch) (“PwC”), the independent registered public accounting firm for Brooge Energy Limited (the “Company”) for the fiscal years ended December 31, 2020 and 2021, tendered its resignation, effective immediately.

We furnished a copy of the disclosures made in the Report of Foreign Private Issuer on Form 6-K (“Report”) furnished to the Securities and Exchange Commission (“SEC”) on January 5, 2023 to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether PwC agrees with the disclosures in the Report or, if not, stating that with which it does not agree. A copy of PwC’s letter dated January 18, 2023 (“PwC Letter”), is attached hereto as Exhibit 16.1.

The Company strongly disagrees with PwC’s opinions as stated in the PwC Letter. The Board of Directors continues to have full faith and confidence in management and note that its recently adopted remediation plan is being implemented for the benefit of all stakeholders.

Exhibit No.	Description of Exhibit
16.1	Letter from PricewaterhouseCoopers LLP dated January 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: January 20, 2023	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb Title: Interim CEO

2